Sun Life Insurance and Annuity Company of New York

EBP ENDORSEMENT

I. Section 5 is revised by adding the following provision:

"Insured's Right to Discontinue Coverage. At any time, the Insured shall have the right to discontinue coverage under this Policy on his or her life by sending to the Owner a written notice of election to discontinue coverage. Upon receipt of such notice, the Owner will request a Surrender in accordance with the terms of the Policy."

II. Section 5 is revised as follows:

The first sentence of the "Rights of Owner" provision is amended to: "Except as provided in the "Insured's Right to Discontinue Coverage" provision, While the Insured is alive, unless You have assigned any of these rights, You may:

. transfer ownership to a new Owner;

. name a contingent Owner who will automatically become the Owner of the Policy if You die before the Insured;

. change or revoke a contingent Owner;

. change or revoke a Beneficiary;

. exercise all other rights in this Policy;

. increase or decrease the Specified Face Amount, subject to the other Provisions of this Policy;

. change the Death Benefit Option, subject to the Changes in the Death Benefit Option Provisions of Section 8 of this Policy."

III. Section 8 is revised as follows:

The following is added as the third sentence of the eighth paragraph of the Death Benefit and Death Benefit Option provision: "Due Proof of death shall include an affirmation from the Owner that the Owner had not at any time received a written notice from the Insured electing to discontinue coverage under the Policy on his life or her life."

IV. Section 10 is revised as follows:

The following is added as the final paragraph of the Policy Loan provision: "During the first five Policy Years, You are prohibited from undertaking a pattern of borrowing that is likely to require all or a substantial part of the Account Value of the Policy to be pledged as security against repayment of such loans, unless such borrowing was incurred because of an unforeseen increase in Your financial obligations."

Signed for the Company at Wellesley Hills, Massachusetts.

[Robert Salipante], President